VIA EDGAR

May 3, 2024

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2000

Re:    American Century Asset Allocation Portfolios, Inc. (File No. 811-21591)
American Century California Tax-Free & Municipal Funds (File No. 811-03706)
American Century ETF Trust (File No. 811-23305)
(collectively, the “Registrants”)

Dear Ms. Rotter:

This letter responds to the comments you provided during our phone conversation on April 3, 2024, regarding your Sarbanes-Oxley review of various funds (“Funds”) of the above-referenced Registrants. The Funds are listed on Appendix A hereto. For your convenience, we have restated each comment prior to our responses.

1.Comment: The response to Item C.7.k on Form N-CEN filed on 11/9/2023 was not selected. Please explain in correspondence whether the response to the question is correct. If not, confirm going forward that it will be selected if applicable. This comment applies to Focused Dynamic Growth ETF, Focused Large Cap Value ETF, Mid Cap Growth Impact ETF, Sustainable Equity ETF, and Sustainable Growth ETF.

Response: The response to the question is correct. These Funds did not rely on Rule 6c-11 during the period; rather, they operated pursuant to exemptive relief granted in Orders IC-33620 and IC-33862. The Funds’ reliance on these orders was reported in the response to Item B.15.a. on Form N-CEN.

2.Comment: For those Funds with a portfolio turnover greater than 100%, please explain in correspondence why portfolio turnover risk is not disclosed as a principal risk of the Fund. Examples include Low Volatility ETF, U.S. Quality Value ETF, Avantis Core Fixed Income ETF and Avantis Core Fixed Income Fund.

Response: We plan to revise the prospectus disclosure to include portfolio turnover risk as a principal risk in these Funds’ next annual registration statement amendments.

3.Comment: For those Funds that have a unitary fee structure whereby the advisor is obligated to pay service providers on behalf of the fund, please describe in correspondence if the advisor is current with all payments to fund service providers. Additionally, describe if the agreements filed with the Commission contain provisions whereby the fund is contractually obligated to pay such service providers.

Ms. Mindy Rotter
May 3, 2024

Response: The advisor is current in all payments to Fund service providers. For the services it provides to the Funds, the advisor receives a unified management fee based on a percentage of the daily net assets of the Fund. Under each Fund’s management agreement, the advisor is contractually obligated to pay all expenses of managing and operating the Fund, with limited exceptions (which are disclosed in each Fund’s prospectus). Generally, the advisor enters into agreements with Fund service providers, and in most cases the Funds are not parties to these agreements and are not contractually obligated to pay any service providers.

The Funds are party to a Master Custodian Agreement with State Street Bank and Trust Company (the “custodian”), under which the custodian is “entitled to reasonable compensation for its services and expenses as custodian, as agreed upon from time to time between each Fund . . . and the custodian.” As noted above, the advisor is contractually obligated to pay these expenses on behalf of each Fund, and in practice the advisor pays the custodian directly for the services provided to the Funds; the Funds do not make payments to the custodian.

4.Comment: Please confirm in correspondence whether each non-diversified Fund continues to maintain its non-diversified status. The Staff notes that if any of the Funds have been operating as a diversified fund for more than three years, that Fund will require shareholder approval prior to changing its status back to a non-diversified fund. This comment applies to all non-diversified Funds.

Response: American Century Quality Convertible Securities ETF and American Century Quality Preferred ETF ceased to maintain their non-diversified status in the first quarter of 2024. Their change in status from non-diversified to diversified will be reflected in their next annual registration statement amendment, and we acknowledge that changing their status back to non-diversified would require shareholder approval. The other non-diversified Funds continue to maintain their non-diversified status.

5.Comment: Please explain in correspondence why the Fund has not disclosed that it follows the accounting and reporting requirements of investment companies under ASC 946. This comment applies to all Funds.

Response: The Funds make the disclosures stipulated in ASC-946-10-50-1 in the first paragraph of Note 2. While the ASC reference is not specifically included, the Funds make the following statement: “Each fund is an investment company and follows accounting and reporting guidance in accordance with accounting principles generally accepted in the United States of America.”

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or (816) 340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary

Ms. Mindy Rotter
May 3, 2024

APPENDIX A

Count	Series ID	FYE	File #	Series Name	Registrant Name
1	S000071093	7/31/2023	811-21591	One Choice® Blend+ 2015 Portfolio	American Century Asset Allocation Portfolios, Inc.
2	S000071096	7/31/2023	811-21591	One Choice® Blend+ 2020 Portfolio	American Century Asset Allocation Portfolios, Inc.
3	S000071097	7/31/2023	811-21591	One Choice® Blend+ 2025 Portfolio	American Century Asset Allocation Portfolios, Inc.
4	S000071098	7/31/2023	811-21591	One Choice® Blend+ 2030 Portfolio	American Century Asset Allocation Portfolios, Inc.
5	S000071099	7/31/2023	811-21591	One Choice® Blend+ 2035 Portfolio	American Century Asset Allocation Portfolios, Inc.
6	S000071100	7/31/2023	811-21591	One Choice® Blend+ 2040 Portfolio	American Century Asset Allocation Portfolios, Inc.
7	S000071101	7/31/2023	811-21591	One Choice® Blend+ 2045 Portfolio	American Century Asset Allocation Portfolios, Inc.
8	S000071102	7/31/2023	811-21591	One Choice® Blend+ 2050 Portfolio	American Century Asset Allocation Portfolios, Inc.
9	S000071103	7/31/2023	811-21591	One Choice® Blend+ 2055 Portfolio	American Century Asset Allocation Portfolios, Inc.
10	S000071094	7/31/2023	811-21591	One Choice® Blend+ 2060 Portfolio	American Century Asset Allocation Portfolios, Inc.
11	S000071095	7/31/2023	811-21591	One Choice® Blend+ 2065 Portfolio	American Century Asset Allocation Portfolios, Inc.
12	S000005390	7/31/2023	811-21591	One Choice® Portfolio: Very Conservative	American Century Asset Allocation Portfolios, Inc.
13	S000005398	7/31/2023	811-21591	One Choice® Portfolio: Conservative	American Century Asset Allocation Portfolios, Inc.
14	S000005397	7/31/2023	811-21591	One Choice® Portfolio: Moderate	American Century Asset Allocation Portfolios, Inc.
15	S000005396	7/31/2023	811-21591	One Choice® Portfolio: Aggressive	American Century Asset Allocation Portfolios, Inc.
16	S000005395	7/31/2023	811-21591	One Choice® Portfolio: Very Aggressive	American Century Asset Allocation Portfolios, Inc.
17	S000005394	7/31/2023	811-21591	One Choice® In Retirement Portfolio	American Century Asset Allocation Portfolios, Inc.
18	S000005391	7/31/2023	811-21591	One Choice® 2025 Portfolio	American Century Asset Allocation Portfolios, Inc.
19	S000022361	7/31/2023	811-21591	One Choice® 2030 Portfolio	American Century Asset Allocation Portfolios, Inc.
20	S000005392	7/31/2023	811-21591	One Choice® 2035 Portfolio	American Century Asset Allocation Portfolios, Inc.
21	S000022362	7/31/2023	811-21591	One Choice® 2040 Portfolio	American Century Asset Allocation Portfolios, Inc.
22	S000005393	7/31/2023	811-21591	One Choice® 2045 Portfolio	American Century Asset Allocation Portfolios, Inc.

Ms. Mindy Rotter
May 3, 2024

Count	Series ID	FYE	File #	Series Name	Registrant Name
23	S000022363	7/31/2023	811-21591	One Choice® 2050 Portfolio	American Century Asset Allocation Portfolios, Inc.
24	S000031554	7/31/2023	811-21591	One Choice® 2055 Portfolio	American Century Asset Allocation Portfolios, Inc.
25	S000050745	7/31/2023	811-21591	One Choice® 2060 Portfolio	American Century Asset Allocation Portfolios, Inc.
26	S000069540	7/31/2023	811-21591	One Choice® 2065 Portfolio	American Century Asset Allocation Portfolios, Inc.
27	S000005667	8/31/2023	811-03706	California High-Yield Municipal Fund	American Century California Tax-Free & Municipal Funds
28	S000005668	8/31/2023	811-03706	California Intermediate-Term Tax-Free Bond Fund	American Century California Tax-Free & Municipal Funds
29	S000005671	8/31/2023	811-03706	California Tax-Free Money Market Fund	American Century California Tax-Free & Municipal Funds
30	S000060785	8/31/2023	811-23305	American Century Diversified Corporate Bond ETF	American Century ETF Trust
31	S000063026	8/31/2023	811-23305	American Century Diversified Municipal Bond ETF	American Century ETF Trust
32	S000072411	8/31/2023	811-23305	American Century Emerging Markets Bond ETF	American Century ETF Trust
33	S000079797	8/31/2023	811-23305	American Century Multisector Floating Income ETF	American Century ETF Trust
34	S000072410	8/31/2023	811-23305	American Century Multisector Income ETF	American Century ETF Trust
35	S000074150	8/31/2023	811-23305	American Century Select High Yield ETF	American Century ETF Trust
36	S000077487	8/31/2023	811-23305	American Century Short Duration Strategic Income ETF	American Century ETF Trust
37	S000063004	8/31/2023	811-23305	American Century Focused Dynamic Growth ETF	American Century ETF Trust
38	S000063005	8/31/2023	811-23305	American Century Focused Large Cap Value ETF	American Century ETF Trust
39	S000068306	8/31/2023	811-23305	American Century Mid Cap Growth Impact ETF	American Century ETF Trust
40	S000068307	8/31/2023	811-23305	American Century Sustainable Equity ETF	American Century ETF Trust
41	S000072412	8/31/2023	811-23305	American Century Sustainable Growth ETF	American Century ETF Trust

Ms. Mindy Rotter
May 3, 2024

Count	Series ID	FYE	File #	Series Name	Registrant Name
42	S000070039	8/31/2023	811-23305	American Century Low Volatility ETF	American Century ETF Trust
43	S000070040	8/31/2023	811-23305	American Century Quality Convertible Securities ETF	American Century ETF Trust
44	S000070041	8/31/2023	811-23305	American Century Quality Preferred ETF	American Century ETF Trust
45	S000062301	8/31/2023	811-23305	American Century Quality Diversified International ETF	American Century ETF Trust
46	S000062302	8/31/2023	811-23305	American Century U.S. Quality Growth ETF	American Century ETF Trust
47	S000060786	8/31/2023	811-23305	American Century U.S. Quality Value ETF	American Century ETF Trust
48	S000077485	8/31/2023	811-23305	Avantis® Inflation Focused Equity ETF	American Century ETF Trust
49	S000072999	8/31/2023	811-23305	Avantis® Real Estate ETF	American Century ETF Trust
50	S000066458	8/31/2023	811-23305	Avantis® U.S. Equity ETF	American Century ETF Trust
51	S000072998	8/31/2023	811-23305	Avantis® U.S. Large Cap Value ETF	American Century ETF Trust
52	S000074835	8/31/2023	811-23305	Avantis® U.S. Small Cap Equity ETF	American Century ETF Trust
53	S000066459	8/31/2023	811-23305	Avantis® U.S. Small Cap Value ETF	American Century ETF Trust
54	S000066454	8/31/2023	811-23305	Avantis® Emerging Markets Equity ETF	American Century ETF Trust
55	S000072996	8/31/2023	811-23305	Avantis® Emerging Markets Value ETF	American Century ETF Trust
56	S000066456	8/31/2023	811-23305	Avantis® International Equity ETF	American Century ETF Trust
57	S000072997	8/31/2023	811-23305	Avantis® International Large Cap Value ETF	American Century ETF Trust
58	S000080558	8/31/2023	811-23305	Avantis® International Small Cap Equity ETF	American Century ETF Trust
59	S000066457	8/31/2023	811-23305	Avantis® International Small Cap Value ETF	American Century ETF Trust
60	S000069304	8/31/2023	811-23305	Avantis® Core Fixed Income ETF	American Century ETF Trust
61	S000069305	8/31/2023	811-23305	Avantis® Core Municipal Fixed Income ETF	American Century ETF Trust
62	S000069306	8/31/2023	811-23305	Avantis® Short-Term Fixed Income ETF	American Century ETF Trust
63	S000066460	8/31/2023	811-23305	Avantis® U.S. Equity Fund	American Century ETF Trust
64	S000076521	8/31/2023	811-23305	Avantis® U.S. Large Cap Value Fund	American Century ETF Trust

Ms. Mindy Rotter
May 3, 2024

Count	Series ID	FYE	File #	Series Name	Registrant Name
65	S000066461	8/31/2023	811-23305	Avantis® U.S. Small Cap Value Fund	American Century ETF Trust
66	S000066462	8/31/2023	811-23305	Avantis® Emerging Markets Equity Fund	American Century ETF Trust
67	S000066463	8/31/2023	811-23305	Avantis® International Equity Fund	American Century ETF Trust
68	S000066455	8/31/2023	811-23305	Avantis® International Small Cap Value Fund	American Century ETF Trust
69	S000069307	8/31/2023	811-23305	Avantis® Core Fixed Income Fund	American Century ETF Trust
70	S000069309	8/31/2023	811-23305	Avantis® Short-Term Fixed Income Fund	American Century ETF Trust
71	S000075383	8/31/2023	811-23305	Avantis® Responsible U.S. Equity ETF	American Century ETF Trust
72	S000075381	8/31/2023	811-23305	Avantis® Responsible Emerging Markets Equity ETF	American Century ETF Trust
73	S000075382	8/31/2023	811-23305	Avantis® Responsible International Equity ETF	American Century ETF Trust
74	S000077486	8/31/2023	811-23305	Avantis® All Equity Markets ETF	American Century ETF Trust
75	S000080557	8/31/2023	811-23305	Avantis® All Equity Markets Value ETF	American Century ETF Trust
76	S000080560	8/31/2023	811-23305	Avantis® All International Markets Equity ETF	American Century ETF Trust
77	S000080561	8/31/2023	811-23305	Avantis® All International Markets Value ETF	American Century ETF Trust
78	S000080559	8/31/2023	811-23305	Avantis® Moderate Allocation ETF	American Century ETF Trust